UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2012

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors.  They include, among other things, negative impacts of the weak economic recovery of major developed countries, including Europe's deteriorating debt crisis on the Company, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional financing and  the operation of the new BOPET production line, the timely delivery of the auxiliary equipment, uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the change of the major shareholders. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On August 20, 2012, the Company announced its unaudited consolidated financial results for the six-month period ended June 30, 2012.

1

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	June 30, 2012		December 31, 2011
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		40,925	6,442	44,172
Restricted cash		40,033	6,301	102,212
Accounts and bills receivable, net	3	23,184	3,649	52,457
Inventories	4	41,830	6,584	41,774
Advance to suppliers		6,510	1,025	8,808
Prepayments and other receivables		19,994	3,147	31,172
Deferred tax assets - current		1,253	197	1,309
Total current assets		173,729	27,345	281,904

Plant, properties and equipment, net	5	253,049	39,831	277,119
Construction in progress	6	120,945	19,037	119,647
Lease prepayments, net	7	19,785	3,114	20,047
Advance to suppliers - long term		160,190	25,215	62,799
Goodwill		10,276	1,618	10,276
Long-term deposit	8	16,760	2,638	16,760
Deferred tax assets - non current		1,552	244	1,622

Total assets		756,286	119,042	790,174

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	9	120,000	18,889	168,501
Accounts payables		21,204	3,338	19,317
Notes payable	10	33,110	5,212	-
Advance from customers		17,958	2,827	11,876
Accrued expenses and other payables		6,417	1,010	5,798
Total current liabilities		198,689	31,276	205,492
Long-term loan	9	10,000	1,574	10,000
Deferred tax liabilities		1,806	284	1,811

Total liabilities		210,495	33,134	217,303

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,097	13,323
Additional paid-in capital		311,907	49,096	311,907
Statutory reserve		37,441	5,893	37,441
Retained earnings		182,724	28,762	209,768
Cumulative translation adjustment		1,204	187	1,230
Total shareholders’ equity		546,599	86,035	573,669
Non-controlling interest		(808)	(127)	(798)
Total equity		545,791	85,908	572,871
Total liabilities and equity		756,286	119,042	790,174

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	Notes	2012		2011	2012		2011
		RMB	US$	RMB	RMB	US$	RMB
Net sales		92,424	14,548	137,316	183,435	28,874	311,470
Cost of sales		90,543	14,252	114,789	184,580	29,054	243,807

Gross margin		1,881	296	22,527	(1,145)	(180)	67,663

Operating expenses
Selling expenses		4,678	736	4,945	8,764	1,380	9,039
Administrative expenses		7,469	1,176	7,242	13,817	2,175	18,878
Total operating expenses		12,147	1,912	12,187	22,581	3,555	27,917

Operating (loss) income		(10,266)	(1,616)	10,340	(23,726)	(3,735)	39,746

Other income (expense)
- Interest income		1,851	291	525	2,509	395	1,076
- Interest expense		(3,332)	(524)	(2,427)	(6,057)	(953)	(4,727)
- Others income (expense), net		(78)	(12)	(132)	349	55	(236)

Total other expense		(1,559)	(245)	(2,034)	(3,199)	(503)	(3,887)

(Loss) income before provision for income taxes		(11,825)	(1,861)	8,306	(26,925)	(4,238)	35,859

Provision for income taxes	11	(90)	(14)	(2,191)	(121)	(19)	(6,104)

Net (loss) income		(11,915)	(1,875)	6,115	(27,046)	(4,257)	29,756

Net (loss) income attributable to noncontrolling interests		1	0	(5)	(2)	0	(9)
Net (loss) income attributable to the Company		(11,916)	(1,875)	6,120	(27,044)	(4,257)	29,764

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest		(8)	(1)	12	(8)	(1)	17
- Foreign currency translation adjustments attributable to the Company		(18)	(3)	18	(26)	(4)	6

Comprehensive income (loss) attributable to non-controlling interest		(7)	(1)	7	(10)	(1)	8
Comprehensive (loss) income attribute to the Company		(11,934)	(1,878)	6,138	(27,070)	(4,261)	29,770

(Loss) earnings per share, Basic and diluted	12	(0.91)	(0.14)	0.47	(2.07)	(0.33)	2.28
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2012		2011
	RMB	US$	RMB
Cash flow from operating activities
Net (loss) income	(27,046)	(4,257)	29,756
Adjustments to reconcile net income to net cash
(used in)provided by operating activities
- Gain on disposal of property, plant and equipment	(35)	(6)	-
- Depreciation of property, plant and equipment	24,346	3,832	18,868
- Amortization of intangible assets	227	36	227
- Deferred income taxes	121	19	664
- Bad debt (recovery) expense	(375)	(59)	(5,638)
Changes in operating assets and liabilities
- Accounts and bills receivable	29,840	4,697	(9,130)
- Inventories	(56)	(9)	9,360
- Advance to suppliers	2,298	362	5,605
- Prepaid expenses and other current assets	28,976	4,561	(23,184)
- Accounts payable	1,986	313	4,032
- Accrued expenses and other payables	328	52	(8,153)
- Note payable	33,110	5,212	-
- Advance from customers	6,083	958	(27,983)
- Tax payable	(17,715)	(2,788)	(3,816)

Net cash provided by (used in) operating activities	82,088	12,923	(9,392)

Cash flow from investing activities
Purchases of property, plant and equipment	(556)	(88)	(33,556)
Restricted cash related to trade finance	62,180	9,788	(87,383)
Advanced to suppliers - non current	(97,391)	(15,330)	(1,329)
Amount change in construction in progress	(1,298)	(204)	27,495
Proceeds from sale of property, plant and equipment	250	39	-

Net cash used in investing activities	(36,815)	(5,795)	(94,773)

Cash flow from financing activities
Principal payments of short-term bank loans	(168,501)	(26,523)	(7,000)
Proceeds from short-term bank loans	120,000	18,889	18,501

Net cash (used in) provided by financing activities	(48,501)	(7,634)	11,501

Effect of foreign exchange rate changes	(19)	(70)	(116)

Net increase in cash and cash equivalent	(3,247)	(576)	(92,780)

Cash and cash equivalent
At beginning of period	44,172	7,018	171,227
At end of period	40,925	6,442	78,446

SUPPLEMENTARY DISCLOSURE:
Interest paid	6,057	953	4,727
Income tax paid	-	-	8,456

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
During the period ended June 30, 2012, the Company acquired equipment by incurring accounts payable in the amount of:	1,711	269	-

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. The results of the six-month period ended June 30, 2012 are not necessarily indicative of the results to be expected for the full year ended December 31, 2012.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. The financial records of Fuwei Films USA, LLC, a 60% owned subsidiary of the Company, are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of operations and comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the second quarter of 2012 RMB amounts included in the accompanying consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.3530, on the last trading day of second quarter of 2012 (June 29, 2012) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on June 29, 2012, or at any other date.

6

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Banker’s Acceptance Bill. The Company has restricted cash of RMB40,033 (US$6,301) and RMB102,212 as of June 30, 2012 and December 31, 2011, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, if any, and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the method of moving weighted average basis. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity. Any inventory impairment is recognized in the income statement as a component of cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

7

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represents capital expenditures in respect to the new BOPET production line. No depreciation is provided in respect to construction in progress.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion and non-current portion of lease prepayments have been reported in Prepayments and other receivables, and Lease prepayments in the balance sheets, respectively.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

8

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company, instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Loss) earnings Per Share

Basic (loss) earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

9

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As of June 30, 2012 and December 31, 2011, the balance of predicted liability was RMB830 (US$132) respectively, which was estimated liability related to our defective products and included in accrued expenses and other payables as current liabilities on balance sheets.

Recently Issued Accounting Standards

In July 2012, the FASB issued amended standards to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. These amended standards are effective for us beginning in the fourth quarter of 2012; however, early adoption is permitted. We do not expect these new standards to significantly impact our consolidated condensed financial statements.

In December 2011, the FASB issued guidance on offsetting (netting) assets and liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The new guidance is effective for annual periods beginning after January 1, 2013. We do not expect the adoption will have a significant impact on our consolidated condensed financial statements.

In September 2011, the FASB issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is less than its carrying amount, the two-step goodwill impairment test is not required. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We do not expect the adoption will have a significant impact on our consolidated condensed financial statements.

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance is effective for annual periods beginning after December 15, 2011. In December 2011, the FASB issued a deferral of certain portion of this guidance. We do not expect the adoption will have a significant impact on our consolidated condensed financial statements.

10

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

In May 2011, the FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance is effective for annual periods beginning after December 15, 2011. We do not expect the adoption will have a significant impact on our consolidated condensed financial statements.

Reclassifications

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform with reporting classifications of the current year periods.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	June 30, 2012		December 31, 2011
	RMB	US$	RMB
Accounts receivable	15,485	2,437	16,213
Less: Allowance for doubtful accounts	(1,218)	(192)	(1,785)
	14,267	2,245	14,428
Bills receivable	8,917	1,404	38,029
	23,184	3,649	52,457

Bill receivables are banker’s acceptance bills, which are guaranteed by bank.

NOTE 4-INVENTORIES

 Inventories consisted of the following:

	June 30, 2012		December 31, 2011
	RMB	US$	RMB
Raw materials	16,254	2,558	16,174
Work-in-progress	2,860	450	2,727
Finished goods	27,975	4,403	28,150
Consumables and spare parts	852	134	834
Inventory—impairment	(6,111)	(961)	(6,111)
	41,830	6,584	41,774

11

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2012		December 31, 2011
	RMB	US$	RMB
Buildings	45,810	7,211	45,339
Plant and equipment	449,721	70,789	450,442
Computer equipment	2,193	345	2,170
Furniture and fixtures	8,346	1,314	8,247
Motor vehicles	2,092	328	2,358
	508,162	79,987	508,556
Less: accumulated depreciation	(255,113)	(40,156)	(231,437)
	253,049	39,831	277,119

Total depreciation for the six-month periods ended June 30, 2012 and 2011 was RMB24,346 (US$3,832) and RMB19,303, respectively. For the three-month periods ended June 30, 2012 and 2011, depreciation expenses were RMB12,160 (US$1,914) and RMB10,387, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB120,945 (US$19,037) ended June 30, 2012, and RMB119,647 ended December 31, 2011, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	June 30, 2012		December 31, 2011
	RMB	US$	RMB
Lease prepayment - non current	19,785	3,114	20,047
Lease prepayment - current	454	71	454
	20,239	3,185	20,501

12

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Amortization of land use rights for the six months ended June 30, 2012 and 2011 was RMB227 (US$36) and RMB227, respectively. Amortization of land use rights for the three months ended June 30, 2012 and 2011 was RMB114 (US$18) and RMB113, respectively.

Estimated amortization expenses for the next five years after June 30, 2012 are as follows:

	RMB	US$
1 year after	454	71
2 years after	454	71
3 years after	454	71
4 years after	454	71
5 years after	454	71
Thereafter	17,969	2,829

NOTE 8 – LONG-TERM DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion” (“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000.

Pursuant to the terms of the LOI, Shandong Fuwei deposited RMB26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as a prepayment as of June 30, 2008. The prepayment to Joyinn would be regarded as investment payment after all parties entered into the final capital increase and shares expansion agreement during the effective term of the LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd. (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

On June 23, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%. In the year 2010, the Company impaired the deposit amount by RMB4,240 (US$673). The impairment was determined based on an independent evaluation. As of June 30, 2012 and December 31, 2011 the total amount of the deposit was RMB16,760 (US$2,638) and RMB16,760, respectively.

13

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

On July 14, 2009, Shandong Fuwei and Joyinn entered into a “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” (the “Supplementary Agreement”), which extended the duration of the former agreement to two (2) years granting Shandong Fuwei the option to determine whether to continue or withdraw the investment prior to January 14, 2010, the expiration date of the Supplementary Agreement.

Upon the expiration of the Supplementary Agreement on January 14, 2010, Shandong Fuwei and the Pledger entered into an agreement pursuant to which the Pledger agreed to transfer a 71% interest in Joyinn to Shandong Fuwei. The transaction is subject to the approval of the authority body of both parties.

On March 9, 2012, Shandong Fuwei and the Pledger agreed that prior to the approval of the foregoing share transfer, all the related agreements and share pledge terms and conditions will remain in full force and effect.

NOTE 9 - BANK LOANS

	Interest rate	June 30, 2012		December 31, 2011
Lender	per annum	RMB	US$	RMB
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- May 25, 2011 to May 7, 2012	7.87%	-	-	30,000
- May 25, 2011 to May 14, 2012	7.87%	-	-	35,000
- May 25, 2011 to May 21, 2012	7.87%	-	-	35,000
- May 30, 2011 to April 17, 2012	7.87%	-	-	30,000
- April 26, 2011 to April 25, 2012	4.27%	-	-	18,501
- May 11, 2012 to December 26, 2012	7.87%	10,000	1,574	-
- May 11, 2012 to May 7, 2013	7.87%	10,000	1,574	-
- May 8, 2012 to April 5, 2013	7.87%	30,000	4,723	-
- May 9, 2012 to April 15, 2013	7.87%	35,000	5,509	-
- May 9, 2012 to April 26, 2013	7.87%	35,000	5,509	-

Bank of Weifang
- January 16, 2009 to January 12, 2012	0.00%	-	-	10,000
- January 13, 2010 to January 12, 2012	0.00%	-	-	10,000

Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	6.35%	10,000	1,574	10,000
		130,000	20,463	178,501
Less: amounts classified as short-term		(120,000)	(18,889)	(168,501)
		10,000	1,574	10,000

The Company has entered into several loan agreements with commercial banks with terms ranging from one year to eight years to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term bank loans outstanding as of June 30, 2012 and December 31, 2011 was 7.57% and 5.77% per annum, respectively.

14

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

The principal amounts of the above short-term loans are repayable at the end of the loan period, and are secured by property, plant and equipment, and lease prepayments.

The Company obtained five short-term loans from Bank of Communications Co., Ltd. on May 8, 2012, May 9, 2012 and May 11, 2012, for a total amount of RMB120,000 (US$18,889), including: (i) RMB30,000 (US$4,723) on May 8, 2012, maturing on April 5, 2013; (ii) two bank loans each for the amount of RMB35,000 (US$5,509) on May 9, 2012, maturing on April 15, 2013 and April 26, 2013, respectively; and (iii) two bank loans each for the amount of RMB10,000 (US$1,574) on May 11, 2012, maturing on December 26, 2012 and May 7, 2013, respectively. The annual interest rate of the new bank loans has increased by 20% compared with the benchmark interest rate announced by the People’s Bank of China on the date when the loan was credited to the Company’s bank account. As of June 30, 2012, the new loan annual interest rate is 7.87%. The Company made two payments, each for the amount of RMB30,000 (US$4,764) and RMB18,501 (US$2,937) to the Bank of Communications in April, 2012. The Company paid off three short-term loans to the Bank of Communications in May, 2012, each for the amount of RMB30,000 (US$4,764), RMB35,000 (US$5,558) and RMB35,000 (US$5,558), respectively.

On April 26, 2011, pursuant to a contract between Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), Shandong Fuwei wired a prepayment of 2,006 Euros (RMB18,501) to Dornier through Bank of Communications, and Shandong Fuwei made a deposit of RMB 18,501 to Bank of Communications. In addition, in order to save the foreign exchange charges, Bank of Communications provided a one-year loan of 2,006 Euros (RMB18,501) to Shandong Fuwei, with a term starting on April 26, 2011 to April 25, 2012 with an annual interest of 4.27%. The Company paid off the bank loan on April 25, 2012.

On November 20, 2009, we signed a long-term loan agreement of RMB10,000 (US$1,574) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$527) per year with the remaining principal balance of RMB3,300 (US$519) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended June 30, 2012 is 6.35%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

Long-term bank loans maturity for the next five years after June 30, 2012 are as follows:

	RMB	US$
1 year after	-	-
2 years after	-	-
3 years after	3,350	527
4 years after	3,350	527
5 years after	3,300	519

15

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 10 - NOTES PAYABLE

As of June 30, 2012, Shandong Fuwei had banker’s acceptances opened with a maturity of six months totaling RMB33,110 (US$5,212) for payment in connection with raw materials on a total deposits of RMB21,555 (US$3,393) at SPD Bank and Bank of Communications.

Notes payable consisted of the following:

	June 30, 2012		December 31, 2011
Issuing bank	RMB	US$	RMB
SPD Bank	23,110	3,638	-
Bank of Communications	10,000	1,574	-
	33,110	5,212	-

NOTE 11-INCOME TAX

Our effective tax rates were approximately negative 0.4% and positive 17.0% for the six months ended June 30, 2012 and 2011, respectively. Our effective tax rate was lower than the U.S. federal statutory rate due to the fact that our operations are carried out in foreign jurisdictions, which are subject to lower income tax rates.

NOTE 12- (LOSS) EARNINGS PER SHARE

The Company uses the treasury stock method to compute dilution related to outstanding stock options. As of December 31, 2011, the 187,500 stock option previously granted to Maxim Group LLC were not exercised and as a result, the total of 187,500 stock option expired on December 18, 2011 pursuant to the relevant agreement entered into between the Company and Maxim Group LLC. Therefore, the options were not included when computing diluted earnings per share.

Basic and diluted loss per share was RMB2.07 (US$0.33) for the six-month period ended June 30, 2012, and basic and diluted earnings per share was RMB2.28 for the six-month period ended June 30, 2011.

Basic and diluted loss per share was RMB0.91 (US$0.14) for the three-month period ended June 30, 2012, and basic and diluted earnings per share was RMB0.47 for the three-month period ended June 30, 2011.

NOTE 13 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the six-month periods ended June 30, 2012 and 2011.

16

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

One vendor provided approximately 34.2% and 44.0% of the Company’s raw materials for the three months ended June 30, 2012 and June 30, 2011, respectively. The Company had RMB2,579 (US$406) advance to the vendor as of June 30, 2012. Three vendors provided approximately 64.8% of the Company’s raw materials for the six months ended June 30, 2012 with each vendor accounting for about 37.2%, 17.2% and 10.4%, respectively. The Company had RMB2,621 advance to the vendors as of June 30, 2011. Two vendors provided approximately 57.2% of the Company’s raw materials for the six months ended June 30, 2011 with each vendor accounting for approximately 44.0% and 13.2%, respectively.

17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Since the beginning of 2012, the global BOPET films capacity has increased, particularly in China, creating stronger competition in the industry. This caused supply to be higher than demand and a significant decrease in sale prices in the market. In addition, the deterioration of European Sovereign’s debt crisis, the slow recovery of the world’s major economies and more stringent trade protection measures in place, such as antidumping investigations and imposing antidumping duties conducted by several countries against BOPET films originated from China, adversely affected our exports. The foregoing factors have resulted in reduced profit for the first half of 2012, compared to the same period in 2011. However, due to an increase in the sales volume and the slight decrease in the costs of raw materials of specialty films, the gross profit in the second quarter increased compared to that in the first quarter of 2012.

We believe that in the second half of 2012, there will be growing capacity of BOPET films in China and stronger competition in the market. In addition, the prices of raw materials remain high and our ability to pass on all increases in cost of raw materials to our customers on a timely basis is limited. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margin may decrease.

Results of operations for the six-month periods ended June 30, 2012 compared to June 30, 2011

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Six-Month Period Ended	Six-Month Period Ended
	June 30, 2012	June 30, 2011
	(as % of Revenue)
Gross profit	(0.6)	21.7
Operating expenses	12.3	9.0
Operating income (loss)	(12.9)	12.8
Other income (expense)	(1.7)	(1.2)
Provision for income taxes	(0.1)	(2.0)
Net income (loss)	(14.7)	9.6

Revenue

Our revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the six-month period ended June 30, 2012 were RMB183.4 million (US$28.9 million), compared to RMB311.5 million during the same period in 2011, representing RMB128.1 million or 41.1% decrease, mainly due to the reduction of average sales prices by 38.0% and total sales volumes by 5.0%.

18

The sales of specialty films during the six-month period ended June 30, 2012 were RMB39.1 million (US$6.2 million), reflected 21.3% of total net sales as compared to RMB79.5 million and 25.5 % in the same period of 2011, which was a decrease of RMB40.4 million or 50.8% with respect to specialty sales compared to the same period last year. The decrease was largely attributable to the decrease in demand and sales prices for films in electronics and high-end packaging.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2012		% of Total	Six-Month Period Ended June 30, 2011	% of Total
	RMB	US$		RMB
Stamping and transfer film	101,352	15,953	55.3%	170,335	54.7%
Printing film	24,586	3,870	13.4%	30,419	9.8%
Metallization film	10,640	1,675	5.8%	17,157	5.5%
Specialty film	39,148	6,162	21.3%	79,541	25.5%
Base film for other application	7,709	1,214	4.2%	14,018	4.5%

	183,435	28,874	100.0%	311,470	100.0%

Overseas sales during the six months ended June 30, 2012 were RMB37.1 million (US$5.8 million), which accounted for 20.2% of our total net revenues, as compared with RMB107.9 million and 34.6% in the same period in 2011, which was RMB79.8 million or 65.6% lower with respect to sales compared to the same period last year. The decrease in overseas sales was mainly due to the decrease in the overseas market demand and the large decrease of the sales prices compared to the same period of 2011.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2012			Six-Month Period Ended June 30, 2011
	RMB	US$	% of Total	RMB	% of Total
Sales in China	146,333	23,034	79.8%	203,556	65.4%
Sales in other countries	37,102	5,840	20.2%	107,914	34.6%

	183,435	28,874	100.0%	311,470	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Six-Month Period Ended June 30, 2012	Six-Month Period Ended June 30, 2011
	% of total	% of total
Materials costs	74.5%	81.0%
Factory overhead	12.7%	8.8%
Energy expense	8.0%	6.3%
Packaging materials	3.0%	2.6%
Direct labor	1.8%	1.3%

19

Cost of goods sold during the first six months of 2012 totaled RMB184.6 million (US$29.1 million) as compared to RMB243.8 million for the same period in the prior year. This was RMB59.2 million or 24.3% lower than the same period in 2011, mainly due to the decreased price of raw materials in the first six months of 2012 compared to the same period in 2011.

Gross Profit (Loss)

Our gross loss was RMB1.1 million (US$0.2 million) for the first six months of 2012, representing a gross margin of (0.6)%, as compared to a gross margin of 21.7% from the same period in 2011. Gross margin decreased by 22.3% compared to the same period in 2011. Our average unit sales price decreased by 38.0% compared to the same period last year due to the excess capacity and stronger competition in the market. In addition, the main raw materials used in our production of BOPET film, polyethylene terephthalate (or PET) resin and additives, comprised approximately 74.5% of our total costs of goods sold and their prices were greatly influenced by price fluctuation in crude oil. Our raw materials costs were reduced by 20.3% compared to the same period last year. Consequently, the decrease in product sales price largely exceeded that in raw material costs during the first half of 2012 compared with the same period in 2011, which contributed to the significant decrease in our gross profit.

Operating Expenses

Operating expenses for the six months ended June 30, 2012 were RMB22.6 million (US$3.6 million), compared to RMB27.9 million in the same period in 2011, which was RMB5.3 million or 19.0% lower than the same period in 2011. This decrease is mainly due to reduced R&D expenditure for the first half of 2012.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the first half of 2012 was RMB3.2 million (US$0.5 million), RMB0.7 million lower than the same period in 2011, which mainly attributed to other income from disposal of asset. Among the total other expenses, interest expense totaled RMB6.1 million (US$1.0 million) during the first half of 2012, RMB1.4 million or 28.1% higher than the same period of 2011. The increase is mainly due to higher interest rates on our bank loans.

Provision for Income Taxes

The provision for income taxes during the first six months of 2012 was RMB0.1 million (US$0.02 million) compared to a recorded provision for income taxes of RMB6.1 million during the same period in 2011, which was RMB6.0 million or 98.4% lower than the same period in 2011.This decrease was due to loss in the first six months of 2012.

20

Net Income (Loss)

Net loss attributable to the Company during the first half of 2012 was RMB27.0 million (US$4.3 million) compared to net income attributable to the Company of RMB29.8 million during the same period in 2011, representing a decrease of RMB56.8 million from the same period in 2011 due to the factors described above.

Results of operations for the three-month periods ended June 30, 2012 compared to June 30, 2011

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	June 30, 2012	June 30, 2011
	(as % of Revenue)
Gross profit	2.0	16.4
Operating expenses	13.1	8.9
Operating income (loss)	(11.1)	7.5
Other income (expense)	(1.7)	(1.5)
Provision for income taxes	(0.1)	(1.6)
Net income (loss)	(12.8)	4.5

Revenue

Net sales during the second quarter ended June 30, 2012 were RMB92.4 million (US$14.5 million), compared to RMB137.3 million during the same period in 2011, representing RMB44.9 million or 32.7% decrease, mainly due to the decrease of average sales price by 26.2% and total sales volumes by 8.8%, compared to the same period in 2011.

The sales of specialty films during the second quarter ended June 30, 2012 were RMB22.3 million (US$3.5 million), reflected 24.2% of total net sales as compared to RMB39.6 million and 28.9 % in the same period of 2011, which was a decrease of RMB17.3 million or 43.7% with respect to specialty sales compared to the same period last year. The decrease was largely attributable to the decrease in demand and sales prices for films in electronics and high-end packaging.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2012		% of Total	Three-Month Period Ended June 30, 2011	% of Total
	RMB	US$		RMB
Stamping and transfer film	48,782	7,679	52.8%	69,235	50.4%
Printing film	11,599	1,826	12.5%	16,955	12.3%
Metallization film	5,369	845	5.8%	6,017	4.4%
Specialty film	22,331	3,515	24.2%	39,637	28.9%
Base film for other application	4,343	683	4.7%	5,472	4.0%

	92,424	14,548	100.0%	137,316	100.0%

21

Overseas sales during the second quarter ended June 30, 2012 were RMB20.1 million (US$3.2 million), which accounted for 21.8% of our total net revenues, as compared with RMB43.1 million, and 31.4% in the same period in 2011, which was RMB23.0 million or 53.4% lower in terms of sales compared to the same period last year. The decrease in overseas sales was mainly due to the decrease of overseas market demand and decrease of sales price.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2012		% of Total	Three-Month Period Ended June 30, 2011	% of Total
	RMB	US$		RMB
Sales in China	72,279	11,377	78.2%	94,189	68.6%
Sales in other countries	20,145	3,171	21.8%	43,127	31.4%

	92,424	14,548	100.0%	137,316	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended June 30, 2012	Three-Month Period Ended June 30, 2011
	% of total	% of total
Materials costs	74.2%	79.2%
Factory overhead	12.8%	9.9%
Energy expense	8.1%	6.7%
Packaging materials	3.1%	2.8%
Direct labor	1.8%	1.4%

Cost of goods sold during the second quarter ended June 30, 2012 totaled RMB90.5 million (US$14.3 million) as compared to RMB114.8 million for the same period in the prior year. This was RMB24.3 million or 21.1% lower than the same period in 2011, mainly due to the decrease in the price of the raw materials in the second quarter ended June 30, 2012 compared to the same period in 2011.

22

Gross Profit

Our gross profit was RMB1.9 million (US$0.3 million) for the second quarter ended June 30, 2012, representing a gross margin of 2.0%, as compared to a gross margin of 16.4% from the same period in 2011. Gross margin was decreased by 14.4% compared to the same period in 2011. Our average unit sales price decreased by 26.2% compared to the same period last year due to the excess capacity and stronger competition in the market. In addition, the main raw materials used in our production of BOPET film, polyethylene terephthalate (or PET) resin and additives, comprised approximately 74.2% of our total costs of goods sold and their prices were greatly influenced by price fluctuation in crude oil. Our raw materials costs were reduced by 13.6% compared to the same period last year. Consequently, the decrease in product sales price largely exceeded that in raw material costs during the second quarter ended June 30, 2012 compared with the same period in 2011, which contributed to the significant decrease in our gross profit.

Operating Expenses

Operating expenses for the second quarter ended June 30, 2012 were RMB12.1 million (US$1.9 million), compared to RMB12.2 million in the same period in 2011, which was comparable when compared to the same period in 2011, despite the decrease in the volume of BOPET film produced.

 Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the second quarter ended June 30, 2012 was RMB1.6 million (US$0.2 million), RMB0.4 million lower than the same period in 2011, which mainly attributed to other income from disposal of asset. Among the total other expenses, interest expense totaled RMB3.3 million (US$0.5 million) during the second quarter ended June 30, 2012, RMB0.9 million or 37.5% higher than the same period of 2011. The increase is mainly due to raised interest rates of bank loans.

Provision for Income Taxes

The provision for income taxes was RMB0.09 million (US$0.01 million) during the second quarter ended June 30, 2012, compared to provision for income taxes RMB2.2 million during the same period in 2011, which was RMB2.1 million or 95.5% lower than the same period in 2011.This decrease was due to loss in the second quarter of 2012.

Net Income (Loss)

Net loss attributable to the Company during the second quarter ended June 30, 2012 was RMB11.9 million (US$1.9 million) compared to net income attributable to the Company of RMB6.1 million during the same period in 2011, representing a decrease of RMB18.0 million from the same period in 2011due to the factors described above.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

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From January 1, 2011 to June 30, 2012, our capital expenditures were financed primarily from cash generated from our operations and borrowings from financial institutions. The interest rates of borrowings from financial institutions during the periods from second quarter of 2011 to the second quarter of 2012 ranged from 0% to 7.87%.

We obtained five short-term loans from Bank of Communications Co., Ltd. on May 8, 2012, May 9, 2012 and May 11, 2012, for a total amount of RMB120,000 (US$18,889), including: (i) RMB30,000 (US$4,723) on May 8, 2012, maturing on April 5, 2013; (ii) two bank loans each for the amount of RMB35,000 (US$5,509) on May 9, 2012, maturing on April 15, 2013 and April 26, 2013, respectively; and (iii) two bank loans each for the amount of RMB10,000 (US$1,574) on May 11, 2012, maturing on December 26, 2012 and May 7, 2013, respectively. The annual interest rate of the new bank loans has increased by 20% compared with the benchmark interest rate announced by the People’s Bank of China on the date when the loan was credited to the Company’s bank account. As of June 30, 2012, the new loan annual interest rate is 7.87%. The Company made two payments, each for the amount of RMB30,000 (US$4,764) and RMB18,501 (US$2,937) to the Bank of Communications in April, 2012. The Company paid off three short-term loans to the Bank of Communications in May, 2012, each for the amount of RMB30,000 (US$4,764), RMB35,000 (US$5,558) and RMB35,000 (US$5,558), respectively.

On April 26, 2011, pursuant to a contract between Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), Shandong Fuwei wired a prepayment of 2,006 Euros (RMB18,501) to Dornier through Bank of Communications, and Shandong Fuwei made a deposit of RMB 18,501 to Bank of Communications. In addition, in order to save the foreign exchange charges, Bank of Communications provided a one-year loan of 2,006 Euros (RMB18,501) to Shandong Fuwei, with a term starting on April 26, 2011 to April 25, 2012 with an annual interest of 4.27%. The Company paid off the bank loan on April 25, 2012.

On November 20, 2009, we signed a long-term loan agreement of RMB10,000 (US$1,574) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$527) per year with the remaining principal balance of RMB3,300 (US$519) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended June 30, 2012 is 6.35%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

We believe that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

Operating Activities

Net cash flows provided by operating activities for the six months ended June 30, 2012 was RMB82.1 million (US$12.9 million) compared to net cash flows used in operating activities of RMB9.4 million for the six months ended June 30, 2011, which is an increase of RMB91.5 million (US$14.4 million). This increase in cash flows from operating activities was attributable primarily to the decrease in accounts receivables and increase in notes payable. In the first six months of this year, we took actions to collect overdue from our customers and started to utilize notes payable for the payment to our suppliers, which resulted in an increase in cash flows.

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Investing Activities

Net cash flows used in investing activities for the six months ended June 30, 2012 was RMB36.8 million (US$5.8 million) compared to net cash flows used in investing activities of RMB94.8 million for the six months ended June 30, 2011, which is an decrease of RMB58.0 million (US$9.1 million). This decrease in cash flows used in investing activities was attributable primarily to the decreased restricted cash resulting from returned deposit upon the expiration of the letters of credit in the second quarter of 2012, which resulted in a decrease in cash flows used in investing activities for the first six months of 2012 compared to the same period of 2011.

Financing Activities

Net cash flows used in financing activities for the six months ended June 30, 2012 was RMB48.5 million (US$7.6 million) compared to net cash flows provided by financing activities of RMB11.5 million for the six months ended June 30, 2011, which is an decrease of RMB60.0 million (US$9.4 million). This decrease in cash flows provided by financing activities was attributable primarily to repayment to banks for short-term loans in April and May 2012.

Working Capital

As of June 30, 2012 and December 31, 2011, we had working capital of RMB(25.0) million ( US$(3.9) million) and RMB76.4 million, respectively. Working capital decreased RMB101.4 million (US$16.0 million), or 132.7% compared to that at the end of prior year. We have short-term bank loans RMB120.0 million (US$18.9 million) reported within current liabilities. We intend to repay RMB10.0 million (US$1.6 million) of short-term loans at maturity date on December 26, 2012, RMB100.0 million (US$15.7 million) and RMB10.0 million (US$1.6 million) at maturity in April and May 2013, respectively.

We anticipate that we will be in deficit with working capital in the foreseeable future. However, we may wish to borrow additional capital or sell our common stock for financing in the expanded business.

Update on the Construction of Third Production Line

We have made significant progress in the construction of our third production line (for thick films). The equipment arrived at Fuwei Films in May of 2012 as scheduled and as of the end of July 2012, all of the equipment has arrived and the installation has commenced. If the construction plan is implemented as planned and we can obtain additional funding, we expect to receive all the other equipment by the end of September 2012 and complete the installation by the end of October 2012 and start trial operation of the line by the end of this year. In addition, we have started the R&D for our thick films to be manufactured by this production line including high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film.

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Contractual Obligations

The following table is a summary of our contractual obligations as of June 30, 2012 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	269	269	-	-	-
Purchase commitment	46,464	46,464	-	-	-

Total	46,733	46,733	-	-	-

Exhibit Index

Exhibit No.	Description
4.1	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 9, 2012
4.2	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 9, 2012
4.3	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 8, 2012
4.4	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 9, 2012
4.5	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications, dated May 9, 2012.
99.1	Press Release dated August 20, 2012.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman and Chief Executive Officer

Dated: August 20, 2012

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